Exhibit 4(b)(iii)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

ANNUITIZATION AND DEATH BENEFIT

WAIVER OF SCHEDULED PURCHASE PAYMENT JOINT ANNUITANT LIFE RIDER

Subject to the restrictions and limitations below, we will provide certain death benefits on the covered Annuitant shown on the Contract data pages. If the covered Annuitant dies while this rider is in effect:

(1)	We will waive the percentage shown on your Contract data pages of Scheduled Purchase Payments; and

(2)	We will calculate your Monthly Income Payments and Death Benefit as if the waived Scheduled Purchase Payments (described in (1) above) had been paid when due.

Benefits under this rider will be covered from the date of death until the earlier of:

(1)	the Contract Anniversary on or next following the remaining Joint Annuitant’s 65th birthday; and

(2)	the Annuity Commencement Date.

The covered Annuitant’s death must occur while this rider is in effect.

When this Rider is Effective

Coverage provided under this rider begins on the Contract Date unless another effective date is shown on the Contract data pages. Any new rider Purchase Payment will be shown on the Contract data pages.

Coverage provided under this rider will end on the earliest date of the following:

•	the Contract Anniversary on or next following the covered Annuitant’s 65th birthday;

•	the date the Contract is surrendered;

•	the Monthly Due Date after we receive your request to end the rider;

•	the date of death of any Annuitant as named on the Contract data pages;

•	30 days after we notify you of the non-payment of the rider Purchase Payment; and

•	the Annuity Commencement Date.

Exceptions

We will not credit death benefits if the death results from:

•	war, declared or undeclared, or any act of war or any resistance to armed invasion or aggression, or international policy action;

•	active participation in a riot, insurrection or rebellion;

•	suicide, while sane or insane;

•	participation or attempted participation in commission of a crime.

Incontestability of this Rider

We will not contest this rider after it has been in effect for two years during the covered Annuitant’s life.

Claiming Benefits Under this Rider

Send written notice and proof of the covered Annuitant’s death to our Home Office.

NY5173 3/01

Contract Value

The death benefit will not increase Contract Value prior to the Annuity Commencement Date. If all Contract Value is surrendered prior to the Annuity Commencement Date and Scheduled Purchase Payments have been waived in accordance with this rider, the Contract will not be terminated.

For the waived Scheduled Purchase Payments, an associated Monthly Income Payment and Death Benefit will remain in effect. These benefits will be determined as if the waived Scheduled Purchase Payments had been paid when due. The value of these benefits will vary based on the investment experience of the Subaccount. Scheduled Purchase Payments will no longer be waived upon surrender of the Contract.

Cost of this Rider

This rider is issued in consideration of the rider application, evidence of insurability and the payment of the rider Purchase Payment. The monthly rider Purchase Payment is shown on the Contract data pages. If this rider is issued after the Contract Date, we will send you revised Contract data pages showing the rider Purchase Payment.

The cost of this rider is shown on the Contract data pages as a rate applied to the Scheduled Purchase Payment. The application of this rate results in a separate rider Purchase Payment.

This rider is subject to the provisions of the Contract.

For GE Capital Life Assurance Company of New York,

/s/    GEORGE R. ZIPPEL

GEORGE R. ZIPPEL

PRESIDENT

NY5173 3/01

2